UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-40799

SPORTRADAR GROUP AG

(Translation of registrant’s name into English)

Feldlistrasse 2

CH-9000 St. Gallen

Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Information Contained in this Report on Form 6-K

On May 17, 2024, Sportradar Group AG (the “Company”) held its annual general meeting. In accordance with article 13 of the Company's articles of association, the relevant simple majority voting on agenda items for the annual general meeting was calculated based on the votes cast, not taking into account abstentions, empty votes and invalid votes. The number of abstentions are therefor provided below only for the sake of completeness. For agenda item 7.1, the simple majority was, in accordance with mandatory Swiss law, calculated based on the nominal value of the voted shares. For all other agenda items, the simple majority was calculated based on the number of shares voted (“one share, one vote” principle). The final results of each of the agenda items submitted to a vote of the shareholders are below.

•	Item 1.1: Management Report, Consolidated Financial Statements and Statutory Financial Statements. The shareholders approved the Management Report, Consolidated Financial Statements and Statutory Financial Statements, each for the year ended December 31, 2023. The shareholders approved this item with 1,059,911,273 votes (99.99% of all shares considered voted) in favor, 11,064 votes (less than 0.01%) against and 4,716 abstentions.

•	Item 1.2: Consultative Vote on the Compensation Report. The shareholders endorsed (in a non-binding consultative vote) the Compensation Report for the year ended December 31, 2023. The shareholders approved this item with 1,048,511,991 votes (98.92% of all shares considered voted) in favor, 11,405,988 votes (1.08%) against and 9,073 abstentions.

•	Item 1.3: Vote on the Sustainability Report. The shareholders approved the Sustainability Report for the year ended December 31, 2023. The shareholders approved this item with 1,059,805,167 votes (99.99% of all shares considered voted) in favor, 19,991 votes (less than 0.01%) against and 101,894 abstentions.

•	Item 2: Appropriation of Available Earnings. The shareholders approved the proposal to carry forward the available earnings in the amount of CHF -2,767,159,599.59. The shareholders approved this item with 1,059,900,075 votes (99.99% of all shares considered voted) in favor, 19,151 votes (less than 0.01%) against and 7,826 abstentions.

•	Item 3: Discharge of the Board of Directors and of the Executive Management. The shareholders approved the discharge of all members of the Board of Directors and of the Executive Management from personal liability for their actions in the year ended December 31, 2023. The shareholders approved this item with 116,713,046 votes (95,59% of all shares deemed represented for purposes of this item) in favor, 5,389,704 votes (4.41%) against and 9,935 abstentions.

•	Item 4.1: Election of Members of the Board of Directors. The shareholders approved the re-election of Deirdre Mary Bigley, John Andrew Doran, George Fleet, Carsten Koerl, William Kurtz, Hafiz Lalani, Rajani Ramanathan, Marc Walder and Jeffery W. Yabuki as directors, each for a term of office until the conclusion of the Annual General Meeting in 2025.

o	The shareholders approved the re-election of Deirdre Mary Bigley with 1,044,639,529 votes (98.56% of all shares considered voted) in favor, 15,283,443 votes (1.44%) against and 4,081 abstentions.

o	The shareholders approved the re-election of John Andrew Doran with 1,059,904,256 votes (99.99% of all shares considered voted) in favor, 15,963 votes (less than 0.01%) against and 6,834 abstentions.

o	The shareholders approved the re-election of George Fleet with 1,042,904,774 votes (98.4% of all shares considered voted) in favor, 17,015,358 votes (1.61%) against and 6,921 abstentions.

o	The shareholders approved the re-election of Carsten Koerl with 1,058,165,172 votes (99.83% of all shares considered voted) in favor, 1,755,128 votes (0.17%) against and 6,753 abstentions.

o	The shareholders approved the re-election of William Kurtz with 1,044,639,295 votes (98.56% of all shares considered voted) in favor, 15,280,582 votes (1.44%) against and 7,171 abstentions.

o	The shareholders approved the re-election of Hafiz Lalani with 1,059,904,089 votes (99.99% of all shares considered voted) in favor, 15,491 votes (less than 0.01%) against and 7,473 abstentions.

o	The shareholders approved the election of Rajani Ramanathan with 1,044,637,960 votes (98.56% of all shares considered voted) in favor, 15,281,620 votes (1.44%) against and 7,473 abstentions.

o	The shareholders approved the re-election of Marc Walder with 1,044,638,795 votes (98.56% of all shares considered voted) in favor, 15,280,991 votes (1.44%) against and 7,266 abstentions.

o	The shareholders approved the re-election of Jeffery W. Yabuki with 1,059,902,774 votes (99.99% of all shares considered voted) in favor, 17,311 votes (less than 0.01%) against and 6,979 abstentions.

•	Item 4.2: Election of the Chair of the Board of Directors. The shareholders approved the re-election of Jeffery W. Yabuki as Chairman of the Board of Directors for a term of office until the conclusion of the Annual General Meeting in 2025. The shareholders approved this item with 1,059,902,889 votes (99.99% of all shares considered voted) in favor, 17,488 votes (less than 0.01%) against and 6,676 abstentions.

•	Item 4.3: Election of the Members of the Compensation Committee. The shareholders approved the re-election of Deirdre Mary Bigley, John Andrew Doran, Hafiz Lalani, and Marc Walder as members of the Compensation Committee, each for a term of office until the conclusion of the Annual General Meeting in 2025.

o	The shareholders approved the re-election of Deirdre Mary Bigley with 1,044,635,779 votes (98.56% of all shares considered voted) in favor, 15,285,876 votes (1.44%) against and 5,398 abstentions.

o	The shareholders approved the re-election of John Andrew Doran with 1,054,534,265 votes (99.49% of all shares considered voted) in favor, 5,384,774 votes (0.51%) against and 8,014 abstentions.

o	The shareholders approved the re-election of Hafiz Lalani with 1,054,533,767 votes (99.49% of all shares considered voted) in favor, 5,384,352 votes (0.51%) against and 8,934 abstentions.

o	The shareholders approved the re-election of Marc Walder with 1,039,267,260 votes (98.05% of all shares considered voted) in favor, 20,650,516 votes (1.95%) against and 9,276 abstentions.

•	Item 5.1: Approval of the Total Maximum Amount of Board Compensation. The shareholders approved the aggregate maximum amount of compensation of USD 3,000,000.00 (including employer social security and pension contributions) to be paid or awarded to the members of the Board of Directors for the term of office until the Annual General Meeting in 2025. The shareholders approved this item with 1,059,885,957 votes (99.99% of all shares considered voted) in favor, 30,814 votes (less than 0.01%) against and 10,282 abstentions.

•	Item 5.2: Approval of the Total Maximum Amount of Executive Management Compensation. The shareholders approved the aggregate maximum amount of compensation for Executive Management of USD 40,000,000.00 (including employer social security and pension contributions) for the next financial year of the Company (i.e., January 1, 2025 to December 31, 2025). The shareholders approved this item with 1,054,515,887 votes (99.49% of all shares considered voted) in favor, 5,400,926 votes (0.51%) against and 10,240 abstentions.

•	Item 6: Election of Independent Proxy. The shareholders approved the re-election of the law firm Fürer Partner Advocaten, Frauenfeld, Switzerland as independent proxy for a term of office until the conclusion of the Annual General Meeting in 2025. The shareholders approved this item with 1,059,911,095 votes (99.99% of all shares considered voted) in favor, 11,845 votes (less than 0.01%) against and 4,114 abstentions.

•	Item 7.1: Election of Statutory Auditors. The shareholders approved the re-election of KPMG AG (CHE-255.496.640), St. Gallen, Switzerland, as statutory auditors for a term of office until the conclusion of the Annual General Meeting in 2025. The shareholders approved this item with votes totaling a nominal value of CHF 24,659,928.61 (99.99% of all shares considered voted) in favor, votes totaling a nominal value of CHF 2,082.30 votes (less than 0.01%) against and CHF 331.40 abstentions.

•	Item 7.2: Election of Special Auditors. The shareholders approved the election of BDO AG, St. Gallen, Switzerland, as special auditors for audit services related to capital increases, capital reductions and related corporate actions for a term of office until the conclusion of the Annual General Meeting in 2025. The shareholders approved this item with 1,059,909,584 votes (99.99% of all shares considered voted) in favor, 14,355 votes (less than 0.01%) against and 3,114 abstentions.

Incorporation by Reference

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-259885).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 21, 2024

SPORTRADAR GROUP AG

By:	/s/ James Gerard Griffin
Name: James Gerard Griffin
Title: Chief Financial Officer